Form 6-K

Securities and Exchange Commision
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of The
Securities Exchange Act of 1934

For the month of November 2004	Commision file number 1-12260

DE RIGO S.P.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

November 4th 2004

For further information, please contact:

De Rigo S.p.A	Chopard & Cie S. A.
Maurizio Dessolis	David Trachsler
Chief Financial Officer	Accessories & Licences Division
Tel : +39 04 37 77 77	Tel : +41 (0) 22 719 31 31
Fax : +39 04 37 77 07 27	Fax : +41 (0) 22 719 31 35
e-mail: investor@derigo.com	e-mail : david.trachsler@chopard.ch

NYSE: DER

FOR IMMEDIATE RELEASE

DE RIGO & CHOPARD

announce the signing of a worldwide license agreement

De Rigo, one of the world’s leading eyewear companies, and the international luxury watchmaker & jeweller Chopard have signed a world-wide license agreement for De Rigo to produce and distribute Chopard optical frames and sunglasses starting with the 2005 collection.

The sunglasses and eyewear to be included in the collection will fully express Chopard’s brand identity, standing out for their design and quality just like Chopard watches and jewelry.

The new Spring/Summer 2005 Chopard Eyewear Collection will be presented at Opti-München 2005 and distributed worldwide beginning in January 2005.

“With Chopard we found a partner that shares our business values – a commitment to high quality products and respect for customers. Chopard is one of the world’s most prestigious and exclusive brands, and we expect its strong global recognition to help strengthen our position in the luxury segment of the eyewear market”, said our Chairman Mr. Ennio De Rigo.

“In De Rigo, we have found the fundamental values of a family business, with a long term vision and a real respect for customers and partners around the world. We share a common passion for innovation and creativity built on common roots of high quality manufacturing. Above all, it is a blend of people with similar values coming together”, said Mr. Karl-Friedrich Co-President of Chopard.

*****

De Rigo is one of the world’s largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Celine, Givenchy and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Escada, Etro, Fila, Furla, La Perla, Mini and its own brands Police, Sting and Lozza.

Recognized worldwide for its watch and jewelry collections as well as its Haute Joaillerie creations, Chopard is a family business in the true sense of the word, founded in Switzerland in 1860. One of the only family businesses operating in its industry, Chopard currently operates three production sites, along with ten distribution subsidiaries and 77 stores worldwide. Chopard pursues vertical integration in the watch and jewelry businesses, with its workforce including representatives of 45 different professions, all playing their role at all specific stages of production. Chopard also runs its own training center to ensure that today’s apprentices will become the artisans who will perpetuate the traditions of tomorrow.

For further information, please contact:	4 November 2004
Maurizio Dessolis	FOR IMMEDIATE RELEASE

Chief Financial Officer

Tel 39 0437 7777

Fax 39 0437 770727

e-mail: investor@derigo.com

NYSE: DER

DE RIGO

announces sales results for the first nine months of 2004

De Rigo S.p.A. (NYSE: DER) posted net sales of EUR 395.8 m1 for the first nine months of 2004, an increase of 2.1% as compared with the same period last year.

The Group’s current businesses continued to perform very positively, as comparisons with the prior year were affected by De Rigo’s sale during July 2003 of the controlling interest in Eyewear International Distribution (“EID”), a joint venture with the Prada Group. Excluding EID’s sales from the Group’s results for the first nine months of 2003,2 the period on period increase in consolidated net sales was 7.6%.

Highlights of the Group’s unaudited sales results for the first nine months of 2004 include:

•

Consolidated net sales increased by 2.1% to EUR 395.8 m, as compared with EUR 387.8 m posted in the first nine months of 2003. Foreign currency effects accounted for 1.5 percentage points of the overall increase in consolidated net sales.[3]

•

Wholesale & manufacturing sales grew by 1.3% to EUR 104.4 m from EUR 103.1 m posted in the first nine months of 2003. Excluding sales made to EID during the first nine months of 2003 from the comparison, the segment’s sales increased by 3.9%.

•

Sales through the retail companies increased by 8.3% to EUR 299.0 m from EUR 276.1 m in the first nine months of 2003, primarily as a result of positive same store sales growth at both General Optica (“GO”), the Group’s Spanish retail chain, and Dollond & Aitchison (“D&A”), the Group’s British retail chain.

In this release, De Rigo is reporting net sales and revenues on a consolidated basis, as well as sales for each of its two principal business segments. In calculating its consolidated net sales and revenues, De Rigo has eliminated the intercompany sales between the Group’s business segments, as detailed in the following table:

_________________________

1The Group reports its results in Euro. On November 3rd, 2004, the Euro/U.S. Dollar exchange rate, as fixed by the European Central Bank, was EUR 1 = USD 1.2754. The financial results reported in this press release have not been audited by the Group’s independent public accountants and are presented on the basis of accounting principles generally accepted in Italy (“Italian GAAP”).

2Tables detailing the Group’s consolidated Italian GAAP sales results and those of its wholesale & manufacturing business segment excluding sales made by or to EID are provided on page 2 and page 3 of this release.

3In addition to reporting its Italian GAAP results, the De Rigo Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of its operating results into Euro. In doing so, the Group has calculated its sales for the first nine months of 2004 on the basis of the same average exchange rates used to calculate sales for the first nine months of 2003. The Company believes that these non-GAAP financial measures provide useful information to both management and investors by allowing a comparison of sales performance on an exchange rate neutral basis. See the tables on page 2 and page 3 of this release.

The De Rigo Group's method of calculating sales performance excluding the impact of changes in exchange rates may differ from methods used by other companies.

NET SALES BY BUSINESS SEGMENT (Euro in millions)

	9M 2003	9M 2004		9M 2004	9M 2004
	Net Sales	Net Sales	% change	Effect of application of constant exchange rates	Sales at constant exchange rates (Non-GAAP)	% change
Wholesale & Manufacturing	103.1	104.4	+1.3%	0.1	104.5	+1.4%
Retail	276.1	299.0	+8.3%	-5.7	293.3	+6.2%
- D&A	176.0	191.5	+8.8%	-5.7	185.8	+5.6%
- GO	100.1	107.5	+7.4%	0.0	107.5	+7.4%
Elimination of Intercompany Sales	-11.2	-7.6	-32.1%	0.0	-7.6	-32.1%

Consolidated net sales excluding sales through EID	368.0	395.8	+7.6%	-5.6	390.2	+6.0%

EID	19.8	0.0		0.0	0.0

Consolidated net sales	387.8	395.8	+2.1%	-5.6	390.2	+0.6%

Consolidated net sales

The Group’s consolidated net sales of EUR 395.8 m were broken down as follows: eyewear sales of EUR 175.4 m, lens sales of EUR 123.9 m, contact lens sales of EUR 58.5 m and other sales and revenues of EUR 38.0 m, as compared with sales of EUR 184.9 m, EUR 109.4 m, EUR 55.3 m and EUR 38.2 m, respectively, for the first nine months of 2003.

As previously announced, on July 23, 2003, De Rigo sold its 51% interest in EID, the former joint venture for the marketing and distribution of Prada eyewear, to the Prada Group. As a consequence of this transaction, EID is no longer one of De Rigo’s business segments, though its results were consolidated in the De Rigo Group’s results for the period through the date of its sale. As mentioned above, if one excludes sales through EID during the portion of 2003 prior to its sale from the period on period comparison, the Group’s consolidated net sales increased by 7.6%.

Foreign currency translation differences had a positive effect on consolidated net sales, particularly with regard to the translation into Euro of sales made in Pounds Sterling, as the average exchange rate for this currency in the first nine months of 2004 was more favourable to the Group than that during the first nine months of 2003. This increase in the relative value of the British currency more than offset a decline in the average Euro exchange rates for Japanese Yen and Hong Kong Dollars. As shown in the table above, foreign exchange rate differences had a positive effect of 1.5 percentage points on consolidated net sales.

Analysing consolidated net sales by geographic area, net sales in Europe increased by 3.2% to EUR 359.7 m, primarily as a result of higher net sales through the Group’s retail companies. Net sales in the Americas decreased to EUR 5.7 m from EUR 9.4 m, primarily as a result of the deconsolidation of EID. Net sales in the Rest of the World increased by 2.4% to EUR 30.4 m, as the impact of the deconsolidation of EID was more than offset by very positive results posted by the Group’s Far Eastern distribution subsidiaries.

De Rigo’s overall consolidated net sales results reflected the contribution of each of the Group’s principal business segments:

Wholesale & manufacturing

Wholesale & manufacturing sales grew by 1.3% to EUR 104.4 m from EUR 103.1 m posted in the first nine months of 2003.

Excluding net sales made by the wholesale & manufacturing business segment to EID prior to its sale from the results for the first nine months of 2003, the segment’s sales increased by 3.9% (4.0% at constant exchange rates), as detailed in the table below:

	9M 2003	9M 2004		9M 2004	9M 2004
	Net Sales	Net Sales	% change	Effect of application of constant exchange rates	Sales at constant exchange rates (Non-GAAP)	% change
Wholesale & Manufacturing sales	103.1	104.4	+1.3%	0.1	104.5	+1.4%
- of which sales to EID	-2.6	0.0		0.0	0.0

Wholesale & Manufacturing sales excluding net sales to EID	100.5	104.4	+3.9%	0.1	104.5	+4.0%

The increase in wholesale & manufacturing sales was primarily due to very strong sales results in certain Far East markets, particularly Japan and Hong Kong, as well as in several European markets, including Greece, Spain and Germany.

Retail

Sales through the retail companies increased by 8.3% to EUR 299.0 m from EUR 276.1 m posted in the first nine months of 2003.

The following table sets forth certain data on the sales and store network of De Rigo’s two retail chains: D&A, one of the leading retailers in the British optical market and GO, the leading retailer in the Spanish optical market.

	9M 2003	9M 2004		30 Sep 03	30 Sep 04		30 Sep 03	30 Sep 04
	€ in millions	€ in millions	% Change	Owned stores	Owned stores	Unit change	Franchised stores	Franchised stores	Unit change

D&A	176.0	191.5	+8.8%	232	231	-1	144	141	-3

GO	100.1	107.5	+7.4%	141	147	+6	11	15	+4

Total Retail	276.1	299.0	+8.3%	373	378	+5	155	156	+1

D&A’s sales grew to EUR 191.5 m, an increase of 8.8% as compared with sales of EUR 176.0 m posted in the first nine months of 2003. Sales grew by 5.6% in Pound Sterling terms, reflecting the increase in its value against the Euro, while same store sales per working day increased by 6.5%. Sales of franchised stores during the period grew by 7.0% to EUR 52.2 m; in Pound Sterling terms, sales of franchised stores increased by 3.7%. The increase in D&A’s sales during the first nine months was primarily attributable to the Company’s aggressive marketing campaigns, which drove increased sales of higher quality products. At September 30, 2004, D&A operated a network of 231 owned shops and 141 franchised shops.

GO grew sales by 7.4% to EUR 107.5 m from the EUR 100.1 m posted in the first nine months of 2003. GO’s continuing to record notable sales gains reflected a 5.6% increase in same store sales per working day as well as the expansion of its owned and franchised store network. At September 30, 2004, GO operated a network of 147 owned shops and 15 franchised shops, having opened a net total of 6 owned shops and 4 franchised shops during the last twelve months.

*****

De Rigo is one of the world’s largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Givenchy, Celine and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Escada, Etro, Fila, Furla, La Perla, Mini and Onyx and its own brands Police, Sting and Lozza.

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SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2004	DE RIGO S.p.A.
By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer

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